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                                                              Exhibit 99(g)(2)

                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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HARBOR FINANCE PARTNERS,
Individually                                           Case No. 16306NC
And On Behalf of All Others
Similarly Situated,

          Plaintiff,

                                                       CLASS ACTION
   -against-                                             COMPLAINT

JAMES F. CALVANO, JOHN M.
FOWLER, ROBBIN L. AYERS,
WILLIAM D. GUTH, BRIAN J.
FITZPATRICK, SANFORD MILLER, and
MONEYGRAM PAYMENT SYSTEMS, INC.,

                       Defendants.

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     Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of MoneyGram Payment Systems, Inc. ("MoneyGram" or the "Company"), who are similarly situated, for injunctive and other appropriate relief in connection with the proposed transaction (the "Proposed Transaction") announced by the Company and Viad Corporation ("Viad") on April 6, 1998, pursuant to which Viad will pay $17.00 for all of the outstanding MoneyGram
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common stock. The Proposed Transaction and the acts of the MoneyGram director defendants, as more particularly alleged herein, constitute a breach of their fiduciary duties to plaintiff and the class to take all necessary steps to ensure that MoneyGram's stockholders will receive the maximum value realizable for their shares in a sale of the Company. In the context of this action, the board of directors, having manifested their willingness to sell MoneyGram, must take all reasonable steps to assure the maximization of stockholder value through appropriate market checks, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return maximum value to plaintiff and the class.


                                    PARTIES

          2. Plaintiff has been a continuous owner of shares of MoneyGram common stock at all times relevant hereto.

          3. MoneyGram is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 7401 West Mansfield Avenue, Lakewood, Colorado. The Company has approximately 16,625,000 shares of common stock outstanding. MoneyGram's principal business is the electronic transfer of money which allows its customers to quickly send money worldwide.

          4. Defendant James F. Calvano ("Calvano"), at all times material hereto, has been the Chief Executive Officer and Chairman of the Board of MoneyGram.

          5. Defendant John M. Fowler ("Fowler"), at all times material hereto has been an Executive Vice President, Chief Financial Officer, and a Director of MoneyGram.


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          6.   Defendant Robbin L. Ayers ("Ayers"), at all times material hereto has been an Executive Vice President, General Manager, and a Director of MoneyGram.

          7. William D. Guth, Brian J. Fitzpatrick, and Sanford Miller are Directors of MoneyGram.

          8. The Individual Defendants are fiduciaries to and for the Company's shareholders, which fiduciary relationship requires them to exercise their best judgment and to act in a prudent manner and in the best interests of the Company's shareholders.


                            CLASS ACTION ALLEGATIONS

          9. Plaintiff brings this action individually on its own behalf and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

         10.   This action is properly maintainable as a class action because:

               (a) The Class is so numerous that joinder of all members is impracticable. There are hundreds of shareholders who hold the approximately
16.6 million shares of MoneyGram common stock outstanding.

               (b) There are questions of law and fact involved affecting the members of the Class including, inter alia, the following:

                    (1) whether the Proposed Transaction is grossly unfair to the stockholders of MoneyGram;


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            (2) whether defendants have wrongfully failed to maximize
shareholder value through an adequate auction or market check process;

            (3) whether defendants have breached the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

            (4) whether plaintiff and other members of the Class would be irreparably damaged were the transaction complained of herein consummated.

        (c) Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representation of the Class.

                            SUBSTANTIVE ALLEGATIONS

    11. On April 6, 1998, the Bloomberg newswire reported that MoneyGram and Viad had signed a definitive agreement whereby Viad would acquire all the outstanding shares of MoneyGram in a transaction valued at $287 million.

    12. Pursuant to the Proposed Transaction, stockholders of MoneyGram will receive $17.00 per share in cash for each share of MoneyGram stock. This offer constitutes a premium of 9.2% over the unaffected trading price of MoneyGram stock on April 3, 1998, which is well-below the customary premium offered to shareholders in similar transactions.


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     13.  On April 6, 1998, Gotham Partners, L.P., Gotham Partners II, L.P. and
Gotham International Advisors, L.L.C. (collectively "Gotham"), which collectively control 31.03% of MoneyGram's outstanding stock, filed a Form 13D with the Securities and Exchange Commission ("SEC") objecting to the Proposed Transaction as being inadequate and valuing MoneyGram at a substantial discount to the fair market value of the Company.

     14. Gotham objected to the Proposed Transaction for the following reasons:

           (a) The Proposed Transaction does not properly account for the Company's $58 million deferred tax asset;

           (b) The Proposed Transaction does not reflect amortization charges as a result of the Company's separation from First Data Corporation and are not indicative of conditions under which new agent contracts are being signed; and

           (c) The projections used by the Company are significantly lower than projections used by analysts following the Company.

     15. The Proposed Transaction further fails to account for the future growth of the money-transfer business segment, which, by the Company's own estimates, is projected to grow 20-30% per year.

     16. Defendants have wrongfully, and in violation of their fiduciary obligations to maximize stockholder value, failed to ascertain MoneyGram's true value through an open bidding process or at least a "market check" mechanism. Defendants

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have not adequately considered other potential purchasers of MoneyGram in a manner designed to obtain the highest possible price for MoneyGram public stockholders.

          17. The consideration to be paid to the MoneyGram shareholders in the merger is unfair, inadequate, and substantially below the fair or inherent value of the Company. The intrinsic value of the equity of MoneyGram is materially greater than the merger consideration, taking into account MoneyGram's asset value, its expected growth, and the strength of its business segment.

          18. The Proposed Transaction will deny class members their right to share proportionately in the true value of MoneyGram's valuable assets, profitable business, and future growth in profits and earnings.

          19. As a result of the action of defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of MoneyGram's assets and businesses.

          20. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, to the irreparable harm of the Class.

          21. Plaintiff and the Class have no adequate remedy of law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. declaring that this lawsuit is properly maintainable as a class action and certifying the plaintiff as proper representative of the Class;

     B. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating the Proposed Transaction;


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     C.  requiring defendants to place the Company up for auction and to conduct a market-check prior to completion of any transaction for the sale of the Company;

     D. in the event the Proposed Transaction is consummated, rescinding it and setting it aside;

     E. awarding compensatory damages against the defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     F. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

     G.  granting such other and further relief as may be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.


                                        By:  /s/ [ILLEGIBLE]
                                           -------------------------------
                                        Suite 1401, Mellon Bank Center
                                        919 Market Street
                                        Wilmington, Delaware 19899-1070
                                        (302) 656-4433
                                        Attorneys for Plaintiff


OF COUNSEL:

WECHSLER, HARWOOD
HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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